Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Announces Filing 2010 Annual Report on Form 20-F with the SEC
Beijing, China (June 30, 2011) —Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2010 with the Securities and Exchange Commission on June 30, 2011. The annual report can be accessed on the Company’s investor relations website at http://www.qxmc.com. Qiao Xing Mobile will provide a hard copy of the annual report on Form 20-F for the year ended December 31, 2010, which contains its audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed in writing to:
Qiao Xing Mobile Communication Co., Ltd.
30th Floor, Tower A, Eagle Run Plaza,
No. 26 Xiaoyun Road,
Chaoyang District,
Beijing 100016, People’s Republic of China.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com
For further information, contact:
Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86 10 57315638
Email: wangjinglu@cectelecom.com

4